Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022-4731
Tel (212) 421-7850

Rita Weinberger

February 22, 2011

VIA EDGAR

Jim B. Rosenberg, Sr. Asst. Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       Forest Laboratories, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed May 26, 2010
File No. 001-05438

Dear Mr. Rosenberg:

We acknowledge receipt of the Securities and Exchange Commission’s comment letter dated February 7, 2011.  We are in the process of drafting our response and anticipate filing it by March 21, 2011.

Sincerely,

/s/ Rita Weinberger
of FOREST LABORATORIES, INC.

cc:         Kei Nakada
Staff Accountant
 Lisa Vanjoske
Assistant Chief Accountant
   Herschel S. Weinstein, Esq.
General Counsel
   Melissa Cooper, Esq.
Outside Counsel